UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________________________

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2017
Cottonwood Multifamily REIT I, Inc.
(Exact name of issuer as specified in its charter)

Maryland	36-4812393
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
_________________________________________________________________________________

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_________________________________________________________________________________

Item 1.    Management’s Discussion and Analysis of Financial Condition and Results of Operations
Cautionary Statement Regarding Forward-Looking Statements

This Semi-Annual Report on Form 1-SA contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. You should not rely on these forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our actual results, performance and achievements may be materially different from those expressed or implied by these forward-looking statements.

Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

A. Operating Results

Overview

Cottonwood Multifamily REIT I, Inc. ("Company", "we", "our", and "us") is a Maryland corporation formed to acquire and own directly or indirectly real estate investments located throughout the United States, primarily in the multifamily sector.

On May 24, 2016, we commenced a private offering of up to $50,000,000 of our shares of common stock (the “Offering”). As of April 28, 2017, we had sold all $50,000,000 of our shares of common stock and had 5,001,000 shares of common stock outstanding, with 1,000 shares of common stock owned by Cottonwood Residential O.P, LP. These 1,000 shares are separate from, and do not count against, the $50,000,000 in shares of common stock offered for sale through the Offering.

Proceeds from the Offering were used to acquire 90% membership interests in three unconsolidated joint ventures formed by us and subsidiaries of Cottonwood Residential O.P, LP. Each joint venture acquired one of the properties below:

Property Name	Property Location	Year Built	# of Units	Net Rentable Square Feet	Average Unit Size
Alpha Mill	Charlotte, NC	2007, 2014	267	221,616	830
Cottonwood Westside	Atlanta, GA	2015	197	169,366	860
The Marq Highland Park	Tampa, FL	2015	239	234,683	982

More information regarding our investments can be found here.

Our intent is to have these newer stabilized Class A multifamily apartment communities provide a stable source of income for our shareholders and to maximize potential returns upon disposition through capital appreciation.

Results of Operations

Sources of Operating Revenue and Cash Flow

Revenue and cash flow is generated from operations of the properties acquired through our unconsolidated joint venture investments with subsidiaries of Cottonwood Residential O.P, LP.

Operating Performance

During the six months ended June 30, 2017, we incurred a net loss of $1.83 million which consisted of $1.02 million of equity in losses from the unconsolidated joint ventures, $0.18 million of interest expense on bridge loans from Cottonwood Residential O.P., LP, $0.49 million of asset management fees, and $0.14 million of other expenses. The Company had no operating activity during the six months ended June 30, 2016.

Further information on the Company's equity in losses from unconsolidated joint ventures are detailed below. Equity in losses from unconsolidated joint ventures comprise our 90% share in the income of the underlying property and consist of $2.88 million in net operating income, $1.38 million of mortgage interest, $2.49 million of depreciation and amortization, and $0.04 million of other non-operating expenses as follows:

					Company's
					Equity in
	Alpha	Cottonwood	The Marq	Total at	Losses
Amounts in Thousands	Mill	Westside	Highland Park	100%	(at 90%)
Revenues
Rental income	$1,881	$1,519	$1,954	$5,353	$4,818
Other operating income	146	176	179	500	450
Total revenues	2,027	1,695	2,133	5,853	5,268

Operating expenses
Advertising and marketing	25	44	33	102	92
General and administrative	42	44	34	120	108
Management fees	71	60	75	206	185
Insurance	26	26	65	118	106
Real estate taxes	176	385	441	1,002	902
Repairs and maintenance	115	68	90	273	246
Salaries and wages	184	150	163	497	447
Utilities	90	122	125	337	303
Total operating expenses	729	899	1,026	2,655	2,389

Net operating income	1,298	796	1,107	3,198	2,879

Non-operating expenses
Mortgage interest	(582)	(432)	(519)	(1,534)	(1,380)
Depreciation and amortization	(1,109)	(842)	(813)	(2,764)	(2,487)
Other non operating expenses	(13)	(27)	—	(40)	(36)
Net loss	$(406)	$(505)	$(225)	$(1,140)	$(1,024)

Quarterly operating information is as follows:

	Three Months Ended March 31, 2017				Three Months Ended June 30, 2017
Amounts in Thousands	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
Revenues
Rental income	$920	$744	$962	$2,626	$961	$775	$992	$2,728
Other operating income	73	88	89	250	73	88	90	251
Total revenues	993	832	1,051	2,876	1,034	863	1,082	2,979

Operating expenses
Advertising and marketing	12	16	16	44	13	28	17	58
General and administrative	22	19	14	55	20	25	20	65
Management fees	35	30	37	102	36	30	38	104
Insurance	12	12	32	56	14	14	33	61
Real estate taxes	88	193	221	502	88	192	220	500
Repairs and maintenance	58	27	45	130	57	41	45	143
Salaries and wages	90	79	81	250	94	71	82	247
Utilities	43	64	71	178	47	58	54	159
Total operating expenses	360	440	517	1,317	369	459	509	1,337

Net operating income	$633	$392	$534	$1,559	$665	$404	$573	$1,642

As of June 30, 2017, Alpha Mill was leased at a rate of 94.38%, Cottonwood Westside was leased at a rate of 93.92%, and The Marq Highland Park was leased at a rate of 89.53%.

Funds from Operations

Funds from operations, or FFO, and core funds from operations, or Core FFO, each of which are non-GAAP measures, are common performance measures of a REIT. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. Core FFO begins with FFO and excludes certain non cash items such as amortization of debt financing costs. Core adjusted funds from operations, or Core AFFO, begins with Core FFO and includes recurring capital expenditures used to maintain the quality of the assets owned through our joint venture investments.

The following is the Company's reconciliation of net loss to FFO, Core FFO, and Core AFFO for the six months ended June 30, 2017 (amounts in thousands):

Net loss	$(1,831)
Add:
Depreciation and amortization included in equity in losses of unconsolidated joint ventures	2,487
FFO	$656
Add:
Amortization of debt issuance costs included in equity in losses of unconsolidated joint ventures	48
Core FFO	$704
Less:
Recurring capital expenditures	(117)
Core AFFO	$587

Net and Gross Asset Value

As of September 1, 2017, our board of directors established the value of our shares of common stock at $10.85 per share, based on the Company’s net asset value. The net asset value of the Company was determined primarily by independent appraisals and considered metrics such as cash flows, comparable sales metrics, capitalization rates, loan balances, interest rates and financial projections. We obtained the following values from third party appraisals for the three properties:

Property Name	Location	Appraiser	Appraisal Date	Appraised Market Value	Purchase Price on August 3, 2016
Alpha Mill	Charlotte, NC	Cushman & Wakefield of North Carolina, Inc.	July 13, 2017	$55,500,000	$51,925,000
Cottonwood Westside	Atlanta, GA	Newmark Grubb Knight Frank	July 5, 2017	$44,000,000	$43,000,000
The Marq Highland Park	Tampa, FL	CBRE - Valuation & Advisory Services	July 14, 2017	$49,100,000	$45,960,000

The gross asset value is approximately $151,254,000, which includes the real estate mentioned above as well as cash, receivables, reserves, and other assets of the Company. In accordance with our asset management agreement and in conjunction with the establishment of net asset value, our annual asset management fee changed from 0.75% of gross book assets to 0.75% of gross asset value on September 1, 2017. The asset management fee is paid by us and comes from our share of income generated by the joint ventures. This change increased our asset management fee from approximately $82,000 per month to approximately $95,000 per month.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our experience, the experience of our management, and industry data. We consider these policies critical because we believe understanding these policies is necessary in order to understand and evaluate our reported financial results. These policies may involve significant judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures in the financial statements.  Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

We believe the following accounting policies are critical.  Please refer to Note 2 —Basis of Presentation and Principles of Consolidation, included in the financial statements contained in this report, for a more thorough discussion of our accounting policies and procedures.

–	Variable Interest Entities

–	Organization and Offering Costs

–	Investments in Unconsolidated Joint Ventures

Market Outlook and Recent Trends

Overview

We believe current market dynamics and underlying fundamentals suggest the positive trends in United States multifamily housing will continue.  Recent updates in the markets where our three properties are located, as reported on the most recent appraisals cited above, are as follows:

Atlanta, Georgia

Atlanta is recognized as the transportation, communication, industrial, and cultural center of the southeastern United States. Atlanta’s central location within a nine-state region has been a major factor in its economic success. Atlanta has remained successful in attracting major corporate expansions and relocations that have brought thousands of new jobs (and major real estate projects) to the region. Job growth is expected to out pace the nationwide average because of the presence of multiple growth engines. Atlanta has seen a significant increase in new development projects, particularly in 4 or 5 star properties located in the Downtown/Midtown areas.

Charlotte, North Carolina

Charlotte is one of the fastest-growing markets in the nation in terms of jobs and population and historically been considered a solid location for industry. Its competitive strengths include relatively low costs of doing business and living, positive in-migration, a strong transportation network, educated workforce, and being a central location midway between New York and Florida. The region has seen an increase in jobs, building permits, average home sale prices, and infrastructure projects. Wage growth in the region has accelerated in the last two years and is expected to continue over the next several years. Both short-term and long-term outlooks for the metro area are positive. Given its positive demographic characteristics and strong in-migration expanding the consumer base and creating demand for additional housing, Charlotte’s growth is expected to out pace the U.S. average over the next five years.

Tampa, Florida

Tampa’s economy is driven by tourism, professional services, back office and call centers which have benefited from the overall strength of the U.S. economic recovery. Employment growth in the area is expected to match Florida's speedy pace next year as the metro area reaches full employment and attracts higher-paying jobs. Growth in tourism, which has been significant, is expected to slow this year. Longer-term growth is expected to be boosted by the area's recent increase in young residents.

B. Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents on hand, lender escrowed reserves, and cash flow generated from operations. Other sources may include additional borrowings from our facility or loans from Cottonwood Residential O.P., LP. Cottonwood Residential O.P., LP may, but is not obligated to, lend us money. All of the terms and conditions of such loans shall be determined by us and Cottonwood Residential O.P., LP; provided however that the interest rate on any such loan shall not exceed the 10-year Treasury rate plus 600 basis points.

We intend to strengthen our capital and liquidity positions by continuing to focus on our core fundamentals at the property level. Factors which could increase or decrease our future liquidity include but are not limited to operating performance of our properties, volatility in interest rates, and the satisfaction of REIT dividend requirements.

Related Party Arrangements

For further details, please see “Note 7 ─  Related Party Transactions” in Item 3 “Consolidated Financial Statements” below.

Recent Developments

Distributions

Our Board of Directors has authorized cash distributions equivalent to 5.75% on an annualized basis through June 30, 2017. Accordingly, the following distributions were declared and paid:

Period	Amount
September - December 2016	$258,838
January 2017	151,905
February 2017	170,803
March 2017	225,849
April 2017	235,720
May 2017	244,614
June 2017	236,350
$1,524,079

Adverse Impact on Leasing Units at Cottonwood Westside

Subsequent to our acquisition of Cottonwood Westside, we experienced recurring service interruptions to one of the two elevators that service the building. The elevator that experienced issues is the only elevator with access to the 7th floor, the highest floor in the complex. This issue impacted leasing to the thirteen units located on this floor. The cause was determined to be movement in one of the elevator shaft walls as a result of settling of adjacent post tension slabs. A temporary repair was completed in February 2017 that alleviated further service interruptions. Leasing on the 7th floor has resumed to normal levels. A final solution is being developed with respect to the underlying issues.

Item 2.    Other Information
None.

Item 3    Consolidated Financial Statements

Cottonwood Multifamily REIT I, Inc.

Consolidated Balance Sheets
(Amounts in Thousands, Except Share Data)

	June 30, 2017	December 31, 2016
	(Unaudited)	(Audited)
Assets
Investments in unconsolidated joint ventures	$44,606	$46,403
Cash	563	717
Restricted cash	—	1,664
Total assets	$45,169	$48,784
Liabilities and Equity
Liabilities:
Related party bridge loans	$—	$22,920
Accrued interest on related party bridge loans	931	1,003
Accounts payable and accrued liabilities	788	520
Total liabilities	1,719	24,443
Equity:
Preferred stock, $0.01 par value; 100,000,000 shares authorized, no shares issued and outstanding.	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 5,001,000 shares issued and outstanding at June 30, 2017; 2,780,426 shares issued and outstanding at December 31, 2016.	50	28
Additional paid in capital	49,960	27,776
Cumulative distributions	(1,524)	(259)
Accumulated deficit	(5,036)	(3,205)
Total equity	43,450	24,340
Total liabilities and equity	$45,169	$48,784

See accompanying notes.

Cottonwood Multifamily REIT I, Inc.

Consolidated Statements of Operations
(Amounts in Thousands)

	Six Months Ended June 30,
	2017	2016
	(Unaudited)	(Unaudited)
Equity in losses of unconsolidated joint ventures	$(1,024)	$—
Interest expense on related party bridge loans	(177)	—
Asset management fee to related party	(493)	—
Other expenses	(136)	—
Net loss	$(1,831)	$—

See accompanying notes.

Cottonwood Multifamily REIT I, Inc.

Consolidated Statement of Equity
(Amounts in Thousands, Except Share Data)

	Common Stock
			Additional	Cumulative	Accumulated	Total
	Shares	Amount	Paid in Capital	Distributions	Deficit	Equity
Balance at December 31, 2016 (Audited)	2,780,426	$28	$27,776	$(259)	$(3,205)	$24,340
Issuance of common stock	2,220,574	22	22,184	—	—	22,206
Net loss	—	—	—	—	(1,831)	(1,831)
Distributions to investors	—	—	—	(1,265)	—	(1,265)
Balance at June 30, 2017 (Unaudited)	5,001,000	$50	$49,960	$(1,524)	$(5,036)	$43,450

See accompanying notes

Cottonwood Multifamily REIT I, Inc.

Consolidated Statements of Cash Flows
(Amounts in Thousands)

	Six Months Ended June 30,
	2017	2016
	(Unaudited)	(Audited)
Operating activities
Net loss	$(1,831)	$—
Changes in operating assets and liabilities:
Equity in losses of unconsolidated real estate joint ventures	1,024	—
Accrued interest on related party bridge loans	(72)	—
Accounts payable and accrued expenses	31	—
Net cash used by operating activities	(848)	—
Investing activities
Distributions of capital from joint ventures	773	—
Net cash used by investing activities	773	—
Financing activities
Repayment of related party bridge loans	(22,920)	—
Issuance of common stock	22,206	—
Dividends paid	(1,029)	—
Net cash provided by investing activities	(1,743)	—

Net decrease in cash	(1,818)	—
Cash at beginning of period	2,381	10
Cash at end of period	$563	$10

See accompanying notes

Cottonwood Multifamily REIT I, Inc.
Notes to Consolidated Financial Statements
(Amounts in Thousands, Except Share and Per Share Data)

June 30, 2017
Note 1 - Organization and Business

Cottonwood Multifamily REIT I, Inc. (the “Company”) is a Maryland corporation formed on June 22, 2015 to invest in multifamily apartment communities and real estate related assets in the United States through joint ventures with Cottonwood Residential O.P., LP (“CROP”). Substantially all of the Company’s business is conducted through Cottonwood Multifamily REIT I O.P., LP (the “Operating Partnership”), a Delaware limited partnership. The Company is a limited partner and the sole member of the general partner of the Operating Partnership. As used herein, the term “Company” includes Cottonwood Multifamily REIT I, Inc. and all its subsidiaries, including the Operating Partnership , unless the context indicates otherwise.

A subsidiary of CROP, Cottonwood Capital Property Management II, LLC (“the Sponsor”), sponsored the formation of the Company and the offering of up to $50,000 in shares of common stock at a purchase price of $10.00 per share through a Tier 2 Regulation A plus offering with the SEC (“the Offering”). The SEC qualified the offering on May 27, 2016. On April 28, 2017, the Company had completed the sale of all $50,000 of shares of common stock.

The Sponsor paid all selling commissions, managing broker-dealer fees, and organizational and offering expenses related to the Offering. The Sponsor is the asset manager of the Company and the property manager of the three properties owned by the joint ventures formed by the Company and CROP and receives a fee for those services.

Note 2 - Basis of Presentation and Principles of Consolidation

The consolidated financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company and its subsidiaries are variable interest entities (“VIEs”). Generally, VIEs are legal entities in which the equity investors do not have the characteristics of a controlling financial interest or the equity investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs when it is determined to be the primary beneficiary. Qualitative and quantitative factors are considered in determining whether the Company is the primary beneficiary, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of the Company’s investment; the obligation or likelihood for the Company or other investors to provide financial support; and the management relationship of the property.

Control of the joint ventures is shared equally between the Company and CROP. The Company is not considered the primary beneficiary of the joint ventures due to the Sponsor, who is a subsidiary of CROP, being most closely associated with joint venture activities through its asset and property management agreements. As a result, the Company's investments in joint ventures are recorded under the equity method of accounting on the consolidated financial statements.

Use of Estimates

The preparation of these consolidated financial statements require estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements as well as the amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Organization and Offering Costs

Organization costs include all expenses incurred in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with the offering, including managing broker-dealer fees and selling commissions. All organization and offering costs were paid by the Sponsor. The Company did not incur any liability for or reimburse the Sponsor for any of these organizational and offering costs. As of June 30, 2017, offering costs incurred by the Sponsor in connection with this offering were approximately $5,880. Organizational costs incurred by the Sponsor were not significant.

Investments in Unconsolidated Joint Ventures

Under the equity method of accounting, the Company’s investments in unconsolidated joint ventures are stated at cost, adjusted for the Company’s share of net earnings or losses and reduced by distributions. Equity in earnings or losses is generally recognized based on the Company’s ownership interest in the earnings or losses of the unconsolidated joint ventures. For the purposes of presentation in the consolidated statements of cash flows, the Company follows the “look through” approach for classification of distributions from unconsolidated joint ventures. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the entity’s sale of assets), in which case it is reported as an investing activity.

The Company assesses potential impairment of investments in unconsolidated joint ventures whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is not considered temporary, the impairment is measured as the excess of the carrying amount of the investment over the fair value of the investment. No impairment loss has been was recognized.

Cash

The Company maintains its cash in demand deposit accounts at major commercial banks. Balances in individual accounts at times exceeds FDIC insured amounts. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Restricted Cash

Under the terms of the related party bridge loans discussed in Note 4, cash proceeds raised from the issuance of common stock must be used to repay the related party bridge loans until the principal and accrued interest have been repaid in full. Accordingly, cash received from issuance of common stock is classified as restricted cash and cash equivalents on the consolidated balance sheets.

Income Taxes

The Company intends to elect to be taxed as a REIT as of January 1, 2016. As a REIT, the Company is not subject to federal income tax with respect to that portion of its income that meet certain criteria and is distributed annually to shareholders. To continue to qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s taxable income, excluding net capital gains, to shareholders. The Company has adhered to, and intends to continue to adhere to, these requirements to maintain REIT status. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not qualify as a REIT for four subsequent taxable years. As a qualified REIT, the Company is still subject to certain state and local taxes and may be subject to federal income and excise taxes on undistributed taxable income. For the six months ended June 30, 2017 and the year ended December 31, 2016, 100% (unaudited) of all distributions to stockholders qualified as a return of capital.

Recent Accounting Pronouncements

In May 2014, the FASB issued a comprehensive new revenue recognition standard entitled Revenue from Contracts with Customers that will supersede nearly all existing revenue recognition guidance. The new standard specifically excludes lease contracts. The new standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. Companies will likely need to use more judgment and make more estimates than under current revenue recognition guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration, if any, to include in the transaction price and allocating the transaction price to each separate performance obligation. The new standard will be effective for the Company for annual periods beginning after December 15, 2018, with early adoption for periods beginning after December 15, 2016. The new standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the impact of adopting the new standard on non-lease related activity, including other separate resident charges.

In February 2016, the FASB issued a new standard on leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The new standard will be effective for the Company beginning on January 1, 2019, with early adoption permitted. The Company is currently evaluating the impact of adopting the new standard but does not expect the adoption of this standard to have a significant impact on its consolidated financial statements, as leases are generally 12 months or less with the exception of certain retail leases.

In August 2016 and October 2016, the FASB issued new standards to clarify how specific transactions are classified and presented on the statement of cash flows. Among other clarifications, the new standards specifically provide guidance for the following items within the statement of cash flows which have required significant judgment in the past:

•	Cash payments related to debt prepayments or extinguishment costs are to be classified within financing activities;

•
The portion of the cash payment made to settle a zero-coupon bond or a bond with a insignificant cash coupon attributable to accreted interest related to a debt discount is to be classified as a cash outflow within operating activities, and the portion attributable to the principal is to be classified within financing activities;

•	Insurance settlement proceeds are to be classified based on the nature of the loss;

•	Companies must elect to classify distributions received from equity method investees using either a cumulative earnings approach or a look-through approach and the election must be disclosed; and

•
Restricted cash will be included with cash and cash equivalents on the statement of cash flows. Total cash and cash equivalents and restricted cash are to be reconciled to the related line items on the balance sheet.

The new standards must be applied retrospectively to all periods presented in the consolidated financial statements and they will be effective for the Company beginning on January 1, 2018, with early adoption permitted. The Company has elected early adoption in these consolidated financial statements.

In January 2017, the FASB issued a new standard which clarifies the definition of a business, providing additional guidance on whether transactions should be accounted for as asset acquisitions or businesses combinations. Specifically, when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. Additionally, the standard also provides other guidance providing a more robust framework to use in determining whether a set of assets and activities is a business. Among other differences, transaction costs associated with asset acquisitions are capitalized while those associated with business combinations are expensed as incurred. In addition, purchase price in an asset acquisition is allocated on a relative fair value basis while in a business combination is generally measured at fair value. The new standard will be applied prospectively to any transactions occurring within the period of adoption. The new standard will be effective for the Company beginning on January 1, 2018, but the Company early adopted it as allowed effective January 1, 2017. The Company anticipates that substantially all of its transactions will now be accounted for as asset acquisitions, which means transaction costs will largely be capitalized as noted above.

Note 3 - Investments in Unconsolidated Joint Ventures

On December 21, 2015, CROP acquired The Marq Highland Park for a purchase price of $45,960 and held the property until it was contributed to a joint venture with the Company. On August 3, 2016, joint ventures formed by CROP and the Company acquired The Marq Highland Park for $45,960, Alpha Mill for $51,925 and Cottonwood Westside for $43,000. The Company’s total capital contributions to the joint ventures was $49,050, including acquisition costs, constituting a 90% joint venture interest.

The Company’s investment activity in the unconsolidated joint ventures are as follows:

	Alpha	Cottonwood	The Marq
	Mill	Westside	Highland	Total
2015 Carrying Value	$—	$—	$—	$—
New investment	17,250	16,550	15,250	49,050
Equity in losses	(840)	(786)	(170)	(1,796)
Distributions	(144)	(265)	(442)	(851)
2016 Carrying Value	16,266	15,499	14,638	46,403
New investment	—	—	—	—
Equity in losses	(366)	(455)	(203)	(1,024)
Distributions	(419)	(190)	(164)	(773)
June 30, 2017 Carrying Value	$15,481	$14,854	$14,271	$44,606

Operational information for the properties owned by joint ventures with CROP for the six months ending June 30, 2017 are as follows:

					Company's
					Equity in
	Alpha	Cottonwood	The Marq	Total at	Losses
Amounts in Thousands	Mill	Westside	Highland Park	100%	(at 90%)
Revenues
Rental income	$1,881	$1,519	$1,954	$5,353	$4,818
Other operating income	146	176	179	500	450
Total revenues	2,027	1,695	2,133	5,853	5,268

Operating expenses
Advertising and marketing	25	44	33	102	92
General and administrative	42	44	34	120	108
Management fees	71	60	75	206	185
Insurance	26	26	65	118	106
Real estate taxes	176	385	441	1,002	902
Repairs and maintenance	115	68	90	273	246
Salaries and wages	184	150	163	497	447
Utilities	90	122	125	337	303
Total operating expenses	729	899	1,026	2,655	2,389

Net operating income	1,298	796	1,107	3,198	2,879

Mortgage interest	(582)	(432)	(519)	(1,534)	(1,380)
Depreciation and amortization	(1,109)	(842)	(813)	(2,764)	(2,487)
Other non operating expenses	(13)	(27)	—	(40)	(36)
Net loss	$(406)	$(505)	$(225)	$(1,140)	$(1,024)

Summarized balance sheet information for the properties owned by joint ventures with CROP at June 30, 2017 are as follows:

		Cottonwood	The Marq
Amounts in Thousands	Alpha Mill	Westside	Highland Park	Total
Real Estate Assets, Net	$49,994	$41,267	$42,797	$134,058
Other Assets	1,650	1,141	1,398	4,189
Fannie Mae Facility	34,100	25,300	30,500	89,900
Other Liabilities	553	693	823	2,069
Equity	16,991	16,415	12,872	46,278
Company's Equity	15,292	14,774	11,585	41,651

Note 4 - Related Party Bridge Loans

The Company had not issued any shares to investors when the joint ventures acquired the properties on August 3, 2016. To facilitate the Company’s required capital contribution CROP provided bridge loans to the Company in the aggregate amount of $49,050 with $45,886 of the loans secured by the Company’s interests in the joint ventures. The loans bear interest at 6% per year and are being repaid from offering proceeds. As of June 30, 2017, the Company has repaid all of the bridge loans from offering proceeds and had $931 in unpaid interest.

Note 5 - Equity

The Company’s charter authorizes the issuance of up to 1,000,000,000 shares of common stock at $0.01 par value per share and 100,000,000 shares of preferred stock at $0.01 par value per share.

Voting Common Stock

Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s board of directors, subject to any preferential rights of outstanding preferred stock. Holders of common stock are also entitled to one vote per share on all matters submitted to a shareholder vote, including election of directors to the board, subject to certain restrictions. As of June 30, 2017, and December 31, 2016, the Company had issued 5,001,000 shares and 2,780,426 shares, respectively. The Sponsor owns 1,000 shares.

Preferred Stock

The board of directors is authorized, without approval of common shareholders, to provide for the issuance of preferred stock, in one or more classes or series, with such rights, preferences and privileges as the board of directors approves. No preferred stock was issued and outstanding as of June 30, 2017 and December 31, 2016.

Distributions

Distributions are determined by the board of directors based on the Company’s financial condition and other relevant factors. Should cash flows from operations not cover distributions during the early stages of real estate investment or during the operational stage the Company may look to third party borrowings to fund distributions. It may also use funds from the sale of assets or from the maturity, payoff or settlement of debt investments for distributions not covered by operating cash.

Note 6 - Joint Venture Distributions

Cash from operations of the Company’s individual unconsolidated joint ventures after payment of property management fees shall be distributed to provide a preferred return of up to 8% on invested capital in the joint venture. Profits will then be allocated 50% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 50% to CROP until CROP has received an amount equal to 20% of all distributions. Profits after the above distributions will be allocated 80% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 20% to CROP.

Note 7 - Other Related Party Transactions

Promotional Interest

The Company’s directors and officers hold key positions at both CROP and the Sponsor. They are not compensated by the Company but are responsible for the management and affairs of the Company. As outlined above, CROP will receive promotional interests after an 8% preferred return on invested capital.

Asset Management Fee

The Sponsor provides asset management services for the Company subject to the board of directors’ supervision. As compensation for those services, the Sponsor receives a fee of 0.75% of gross assets, defined initially as the gross book value of the Company’s assets and subsequently as gross asset value once NAV is established. The Company incurred asset management fees of $493 for the six months ended June 30, 2017.

Property Management Fee

The Sponsor provides property management services for the Company’s real estate assets and receives a fee of 3.5% of gross revenues of each property managed for these services. The Sponsor will also be reimbursed for expenses incurred on behalf of its management duties in accordance with the property management agreement. During the six months ended June 30, 2017 property management fees charged to the three properties were $206.

Construction Management Fee

The Sponsor will receive for its services in supervising any renovation or construction project in excess of $5 in or about each property a construction management fee equal to 5% of the cost of the amount that is expended. Construction management fees were not significant for the six months ended June 30, 2017.

Utility Management Fee

An affiliate of the Sponsor provides services related to allocation of the utility charges to residents at the applicable multifamily apartment community. The fees charged is based on local law. Under some circumstances, the joint ventures may charge the residents at the multifamily apartment community for such services and will have the right to retain such amounts. Utility management fees were not significant for the six months ended June 30, 2017.

Internet and Television Services

An affiliate of the Sponsor will enter into a contract with each of the joint ventures to provide internet and TV services for the multifamily apartment communities. The fees charged will vary based on market factors where the multifamily apartment community is located. The joint ventures intend to charge each resident a fee for internet and television services which is anticipated to exceed the fee charged by the affiliate. The joint ventures will be entitled to retain the excess between the amount of the fee charged by the affiliate and the amount of the fee charged to the residents. No internet and television service fees were charged during the six months ended June 30, 2017.

Property Management Corporate Service Fee

The Sponsor will allocate a flat fee each month to each of the joint ventures which is intended to fairly allocate the overhead costs incurred by the Sponsor and its affiliated entities with respect to the management of all assets. This fee may vary depending on the number of assets managed and the actual overhead expenses incurred. The Sponsor will have the right to retain any excess between actual costs and the amount of the fee charged. Property management corporate service fees were not significant for the six months ended June 30, 2107.

Insurance Fee

The Sponsor through its wholly-owned insurance company, will provide insurance for the multifamily apartment communities. It will receive a risk management fee equal to 10% of the insurance premium and be entitled to retain any excess of the funded aggregate deductible not used to pay claims. A licensed insurance broker affiliated with the Sponsor will receive 20% of the brokerage fee charged with respect to the placement of all insurance policies for the multifamily apartment communities. Insurance fees were not significant for the six months ended June 30, 2107.

Reimbursement of Operating Expenses

Operating expenses advanced or paid by CROP will be reimbursed by the applicable joint venture. These expenses include the costs of leasing, acquiring, owning, developing, constructing, improving, operating, and disposing of real estate.

Note 8 - Commitments and Contingencies

Economic Dependency

Under various agreements, the Company has engaged or will engage the Sponsor to provide certain services that are essential to the Company, including asset management services and other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon the Sponsor. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Liquidity Strategy

The Company’s board of directors will try to determine which liquidity strategy would result in the greatest value for shareholders. A liquidity event will occur no later than December 31, 2023, which may be extended for two one-year periods in the sole discretion of the board of directors and an additional two one-year periods by a majority vote of the shareholders. If no extension is approved an orderly sale of the Company’s assets will begin within a one-year period from the decision not to extend. If all extensions are approved the final termination date would be December 31, 2027. The precise timing of sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to shareholders.

In the event that a listing occurs on or before the termination date, the Company will continue perpetually unless dissolved pursuant to a vote of the shareholders or any applicable provision of the Maryland General Corporation Law. A listing shall mean the commencement of trading of the Company’s common stock on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of the board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by the shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders.

Note 9 - Subsequent events

The Company has evaluated subsequent events up until the date the consolidated balance sheet is issued for recognition or disclosure and has determined there are none to be reported or disclosed in the consolidated financial statements.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY REIT I, INC.

By:	/s/ Daniel Shaeffer
Daniel Shaeffer, Chief Executive Officer

By:	/s/ Susan Hallenberg
Susan Hallenberg, Chief Financial Officer
Dated: September 13, 2017